
Group plc

28 July 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549
USA


04035975

Dear Sirs

SUPPL

4imprint Group plc (File No. 82-5104)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the
U.S. Securities Exchange of 1934

On behalf of 4imprint Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:-

Date	Document
28.07.04	LSE Notification – Shares acquired under the 4imprint Share Trust in which Kenneth Minton is a potential beneficiary.

If you should have any questions or comments, please call the undersigned at 001-44-161 272 4000.

Yours faithfully

David Seekings
Company Secretary

4imprint, Park 17, Moss Lane, Whitefield M45 8FJ
Tel: 0161 272 4000   Fax: 0161 272 4001   e-mail: hq@4imprint.co.uk   website: www.4imprint.co.uk
Registered Office: 4imprint, Park 17, Moss Lane, Whitefield M45 8FJ   Registered Number: 00177991

RECEIVED

Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements

All relevant boxes should be completed in typed block capital letters.

1. Name of Company 4imprint Group plc	**2.** Name of Director KENNETH MINTON
3. Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest IN RESPECT OF THE 4IMPRINT SHARE TRUST OF WHICH KENNETH MINTON IS A POTENTIAL BENEFICIARY	**4.** Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)
5. Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)	**6.** Please state the nature of the transaction and the nature and extent of the directors interest in the transaction PURCHASE OF ORDINARY SHARES BY THE 4IMPRINT EMPLOYEE SHARE TRUST (POTENTIAL BENEFICIARY)

7. Number of shares/amount of stock acquired	**8.** Percentage of issued Class	**9.** Number of shares/amount of stock disposed	**10.** Percentage of issued Class
300,000	1.04%		

11. Class of security	**12.** Price per share	**13.** Date of transaction	**14.** Date company informed
ORDINARY 38 6/13p	145p	20-07-04	23-07-04.

15. Total holding following this notification	**16.** Total percentage holding of issued class following this notification
300,000	1.04%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	**18.** Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	**20.** Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	**22.** Total number of shares or debentures over which options held following this notification

23. Any additional information	**24.** Name of contact and telephone number for queries CARLA WATTS (0161) 274 4021
25. Name and signature of authorised company official responsible for making this notification Date of notification 28-07-04	DAVID SEEKINGS COMPANY SECRETARY.